

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2014

Via E-mail
Alejandro de la Fuente Goic
Chief Financial Officer
LATAM Airlines Group S.A.
Presidente Riesco 5711, 20th Floor
Las Condes
Santiago, Chile

Re: LATAM Airlines Group S.A.
Form 20-F for Fiscal Year Ended December 31, 2012
Filed on April 30, 2013
File No. 001-14728

Dear Mr. Goic:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief